UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: March 3, 2014

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Facility Agreement

On December 20, 2013, Iris Shipping Corporation and Jasmine Shipping Corporation (the “Borrowers”), each a wholly owned subsidiary of Navios Asia LLC (“Navios Asia”), entered into a facility agreement with Crédit Agricole Corporate and Investment Bank, as lender and agent, for an amount of up to $22.5 million in two advances to finance the acquisition of two Panamax bulk carrier vessels (the “Facility Agreement”). The facility bears interest at a rate of LIBOR plus 300 basis points and each advance is repayable in ten semi-annual installments of approximately $0.6 million each and a final balloon payment on the last payment date of $5.625 million each.

Navios Maritime Holdings Inc. (“Navios Holdings”) is a guarantor of the obligations of the Borrowers under the Facility Agreement. The Borrowers and Navios Holdings are subject to certain covenants under the Facility Agreement, including financial covenants and covenants under the indentures for Navios Holdings’ outstanding notes. Among other events, it will be an event of default under the Facility Agreement if the financial covenants are not complied with, if there is a change of control (as defined in the Facility Agreement) of Navios Asia, or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The foregoing description is subject in all respects to the actual terms of the Facility Agreement. A copy of the Facility Agreement is furnished as Exhibit 10.1 to this Report and is incorporated herein by reference.

Loan Agreement

On December 13, 2013, Navios Holdings Europe Finance Inc., a wholly owned subsidiary of Navios Holdings, Navios Acquisition Europe Finance Inc. and Navios Partners Europe Finance Inc., as lenders, entered into a Loan Agreement, with Navios Europe Inc. (“Navios Europe”), as borrower, Navios Partners Europe Finance Inc., as agent, Navios Acquisition Europe Finance Inc., as arranger and Navios Holdings Europe Finance Inc., as security trustee, relating to a term facility of up to $10.0 million and a revolving facility of up to $24.1 million (the “Loan Agreement”). The Loan Agreement was entered into for the purpose, with respect to the term facility, of partly financing the acquisition cost of ten vessels and, with respect to the revolving facility, for providing additional working capital to Navios Europe pursuant to that certain Master Agreement, dated December 13, 2013, between Navios Europe and HSH Nordbank AG (the “Master Agreement”). The loans bear interest at a rate of 12.7%. The term facility shall be repaid on the earlier of the tenth anniversary of the delivery date of the final ship acquired pursuant to the Master Agreement and December 27, 2023 (the “Final Repayment Date”). The revolving facility shall be repaid quarterly to the fullest extent possible from Free Cash Flow (as defined in the Loan Agreement) of Navios Europe, and paid in full on the Final Repayment Date.

The foregoing description is subject in all respects to the actual terms of the Loan Agreement. A copy of the Loan Agreement is furnished as Exhibit 10.2 to this Report and is incorporated herein by reference.

Supplemental Indentures

On February 20, 2014, Navios Holdings and Navios Maritime Finance II (US) Inc., its wholly owned subsidiary (“Navios Finance” and, together with Navios Holdings, the “Co-Issuers”), entered into a First Supplemental Indenture in order to add Navios Holdings Europe Finance Inc., Triangle Shipping Corporation and Esmeralda Shipping Corporation, each of which is a subsidiary of Navios Holdings (collectively, the “New Guarantors”), as guarantors to the indenture, dated November 29, 2013, governing the Co-Issuers’ 7.375% First Priority Ship Mortgage Notes due 2022. A copy of the First Supplemental Indenture is furnished as Exhibit 10.3 to this Report and is incorporated herein by reference.

On February 20, 2014, the Co-Issuers entered into a Fifth Supplemental Indenture in order to add the New Guarantors as guarantors to the indenture, dated January 28, 2011, governing the Co-Issuers’ 8.125% Senior Notes due 2019. A copy of the Fifth Supplemental Indenture is furnished as Exhibit 10.4 to this Report and is incorporated herein by reference.

This Report on Form 6-K is hereby incorporated by reference into Navios Holdings’ Registration Statement on Form F-3, File No. 333-189231, the Registration Statement on Form S-8, File No. 333-147186, and the related prospectuses, except as otherwise indicated above.

Exhibits

Exhibit No.	Exhibit

10.1	Facility Agreement of up to $22,500,000, dated as of December 20, 2013.

10.2	Loan Agreement between Navios Europe Inc., Navios Partners Europe Finance Inc., Navios Acquisition Europe Finance Inc., and Navios Holdings Europe Finance Inc., as lenders, Navios Partners Europe Finance Inc., as agent, Navios Acquisition Europe Finance Inc., as arranger and Navios Holdings Europe Finance Inc., as security trustee, dated December 13, 2013.

10.3	First Supplemental Indenture, dated as of February 20, 2014.

10.4	Fifth Supplemental Indenture, dated as of February 20, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: March 3, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Facility Agreement of up to $22,500,000, dated as of December 20, 2013.

10.2	Loan Agreement between Navios Europe Inc., Navios Partners Europe Finance Inc., Navios Acquisition Europe Finance Inc., and Navios Holdings Europe Finance Inc., as lenders, Navios Partners Europe Finance Inc., as agent, Navios Acquisition Europe Finance Inc., as arranger and Navios Holdings Europe Finance Inc., as security trustee, dated December 13, 2013.

10.3	First Supplemental Indenture, dated as of February 20, 2014.

10.4	Fifth Supplemental Indenture, dated as of February 20, 2014.